Exhibit 12.2

Ratio of Earnings to Fixed Charges

    (Unaudited)

	The Company					The Predecessor
	Six Months Ended June 30, 2017	Years Ended December 31,			October 7, through December 31, 2013	January 1, through October 6, 2013	Year Ended December 31, 2012
Empire State Realty Trust, Inc.		2016	2015	2014
Earnings:
Income (loss ) from continuing operations	$52,592	$113,396	$83,877	$74,865	$192,306	$(37,232)	$48,643
Interest and debt expense	35,769	72,247	68,592	67,556	13,406	51,501	55,494
Preferred unit distributions	(468)	(936)	(936)	(476)	—	—	—

Earnings - Numerator	$87,893	$184,707	$151,533	$141,945	$205,712	$14,269	$104,137

Interest and debt expense	$35,769	$72,247	$68,592	$67,556	$13,406	$51,501	$55,494
Preferred unit distributions	468	936	936	476	—	—	—

Fixed charges - Denominator	$36,237	$73,183	$69,528	$68,032	$13,406	$51,501	$55,494

Ratio of earnings to fixed charges	2.43	2.52	2.18	2.09	15.34	*	1.88

*	Earnings (as defined below) were insufficient to cover fixed charges by $37,232,000 for the period ended January 1, 2013 through October 6, 2013.

Earnings have been calculated by adding fixed charges to income from continuing operations before adjustment for equity in net income of non-controlled entities plus distributions from non-controlled entities. Fixed charges consist of interest and debt expense. For Empire State Realty Trust, Inc., for all periods, we computed the ratio of earnings to fixed charges by dividing earnings by fixed charges and preferred unit distributions. For Empire State Realty OP, L.P., for all periods, we computed the ratio of earnings to fixed charges by dividing earnings by fixed charges.